O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: MNEIDELL@OLSHANLAW.COM
DIRECT DIAL: 212-451-2230

March 22, 2013

VIA EDGAR AND ELECTRONIC MAIL

Loan Lauren P. Nguyen, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Registration Statement on Form S-3
Filed February 5, 2013
File No. 333-186452
and Documents Incorporated by Reference
File No. 000-08445

Dear Ms. Nguyen:

On behalf of Biglari Holdings Inc. (the “Company” or “Biglari Holdings”), transmitted herewith is Amendment No. 1 (“Amendment No. 1”) to the above-referenced filing (the “Registration Statement”).  We acknowledge receipt of the letter of comment dated March 4, 2013 from the Staff (the “Comment Letter”) of the Securities and Exchange Commission with regard to the above-referenced matter.  We have reviewed the Comment Letter with the Company and provide the following responses on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Registration Statement.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Comment Letter and the comments are reproduced in italicized form below.

Registration Statement on Form S-3

General

1.	Please be advised that any comments concerning the Form 10-K must be resolved prior to the effectiveness of this registration statement on Form S-3.

The Company acknowledges the Staff’s comment.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 22, 2013

2.
We note from your Form 10-Q filed January 25, 2013 that the sum of investments and investments held by consolidated affiliated partnerships represented 42.6% of your total assets.  We further note statements such as your strategy to reinvest cash generated from operations into investments with high returns and that your chief executive officer makes all “operating, investment, and capital allocation decisions.”  Lastly, we note your risk factor entitled, “We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.”  Please provide a detailed legal analysis explaining why you believe you are not an investment company as defined in the Investment Company Act of 1940.  If available, please specifically discuss the applicability of any relevant exemptions under Section 3 of the Investment Company Act.

Section 3(a)(1) of the Investment Company Act

The Company respectfully submits that it is not an “investment company” because it does not meet the definition of “investment company” in Section 3(a)(1) of the Investment Company Act.

The Company is not an “investment company” under Section 3(a)(1)(A) of the Investment Company Act because it does not hold itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities.It is primarily engaged, through its wholly-owned subsidiaries, in the conduct of its operating businesses.  The Company respectfully submits that the statements regarding the reinvestment of cash generated from operations into investments with high returns and that its Chief Executive Officer makes all “operating, investment, and capital allocation decisions” are not specific to investments in securities and refer more generally to the Company’s investments.

The Company does not issue face-amount certificates of the installment type and therefore it is not an “investment company” under Section 3(a)(1)(B) of the Investment Company Act.

Additionally, the Company respectfully submits that it is not an “investment company” under Section 3(a)(1)(C) of the Investment Company Act because the total value of the Company’s investment securities is less than 40% of the value of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

The Company respectfully notes that the Form 10-Q filed on January 25, 2013 to which the Staff refers includes a consolidated balance sheet that reflects the total investments and total assets of the Company and its affiliated partnerships.  Additionally, the balance sheet was prepared in accordance with generally accepted accounting principles (“GAAP”) and therefore reflects the book value of certain assets.

Section 3(a)(1)(C), however, requires the Company (i) to value its investment securities and assets in accordance with Section 2(a)(41)(A) of the Investment Company Act, and (ii) to calculate the total value of its investment securities as a percentage of its total assets on an unconsolidated basis using such valuations.  Pursuant to Section 2(a)(41)(A) of the Investment Company Act, with respect to any securities for which market quotations are readily available, “value” means the market value of such securities, and with respect to all other investment securities, “value” means fair value as determined by the Company’s board of directors.

March 22, 2013

Accordingly, in order to monitor the Company’s continued compliance with the 40% test in Section 3(a)(1)(C), on a quarterly basis, the Company calculates the total value of its investment securities as a percentage of its total assets on an unconsolidated basis using valuations determined in accordance with Section 2(a)(41)(A).

As of December 19, 2012, on an unconsolidated basis, the total value of the Company’s investment securities represented less than 40% of the total value of the Company’s assets.

Rule 3a-1 of the Investment Company Act

Additionally, the Company respectfully submits that it is excepted from the definition of “investment company” pursuant to Rule 3a-1 because as of December 19, 2012, the Company’s investment securities represented less than 45% of the Company’s total assets and, for the 12 month period ended on December 19, 2012, less than 45% of the Company’s net income after taxes was derived from investment securities, in each case, calculated on a consolidated basis with the Company’s wholly-owned subsidiaries.

Pursuant to Rule 3a-1, a company is not an investment company if no more than 45% of the value of its total assets (excluding U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four fiscal quarters combined) is derived from, securities.  Pursuant to Rule 3a-1, the following are not included as securities for purposes of calculating the Company’s net income from securities; (i) U.S. government securities, (ii) securities issued by employees’ securities companies, (iii) securities issued by majority-owned subsidiaries of the Company (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1)) which are not investment companies, and (iv) securities issued by subsidiaries primarily controlled by the Company, which are not investment companies and through which the Company engages in an operating business.  In contrast to Section 3(a)(1)(C), Rule 3a-1 requires an analysis of the Company’s assets and income on a consolidated basis with any of its wholly-owned subsidiaries.

As of December 19, 2012, calculated on a consolidated basis together with its wholly-owned subsidiaries in accordance with GAAP, the total value of the Company’s investment securities represented less than 45% of the total value of the Company’s assets.  Additionally, the Company has determined that its total investment income for the 12 month period ended on December 19, 2012 represented less than 45% of the Company’s total net income after taxes for such period, calculated on a consolidated basis together with its wholly-owned subsidiaries.

Section 3(b)(1) of the Investment Company Act

In addition to the above, the Company respectfully submits that it is primarily engaged through its wholly-owned subsidiaries in a business other than that of investing, reinvesting, owning, holding or trading in securities and therefore it is excluded from the definition of “investment company” pursuant to Section 3(b)(1) of the Investment Company Act.

March 22, 2013

Determining whether or not the Company is ‘‘primarily’’ engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities involves a subjective analysis of five criteria developed by the SEC and the courts.1  The five criteria include; (1) the Company’s historical development; (2) the Company’s public representations of policy; (3) the investment activities of the Company’s officers and directors; (4) the nature of the Company’s present assets; and (5) the sources of the Company’s present income.

The Company is a holding company that is engaged in a number of diverse business activities.  Currently, the Company’s most important operating subsidiaries are involved in the investment advisory business and the franchising/operating of restaurants.  Furthermore, as set out below in more detail in the response to Comment 3, the Company’s business model is to pursue opportunities in a variety of industries.

For the fiscal year ended on September 26, 2012, less than 1% of the Company’s gross revenue was derived from its investment securities.  Additionally, as noted above, the Company’s investment securities represented less than 40% of the Company’s total assets as of December 19, 2012 (calculated on an unconsolidated basis).

Importantly, the Company does not hold itself out to the public as an investment company.  In fact, although the Company does include in its registration statement a risk factor noting that it could become an inadvertent investment company, the Company also specifically states in its registration statement that it is a not an investment company and that it intends to structure its transactions so that it does not become an investment company.

With regard to the final criteria, Mr. Biglari is the sole officer or director of the Company who engages in investment activities on behalf of the Company.

Together, these factors support the position that the Company is primarily engaged in a business other than investing, reinvesting or trading in securities.

In light of the foregoing analysis, the Company has determined that it is not an “investment company” under Section 3(b)(1).

Prospectus Summary, page 1

Our Business, page 2

3.
We note your response to comment 1 of our letter dated November 12, 2012.  You state that you are “a diversified holding company engaged in a number of diverse business activities.”  We note that over 99% of your total net revenues for the most recently completed fiscal year were from restaurant operations.  We also note from page 22 of your Form 10-K for the fiscal year ended September 26, 2012 filed on December 10, 2012 that most of the fair value of your investments was concentrated in the common stock of Cracker Barrel, a restaurant company.  Please remove the above quoted statement and confirm that you will refrain from using similar statements in future filings.  In the alternative, please provide us with a basis for this statement.

Biglari Holdings respectfully disagrees with the Staff’s assessment.  The Company holds strong beliefs because it considers them as factual: (1) Biglari Holdings is a holding company, and (2) it engages in a number of diverse business activities.  In its press release dated December 8, 2012, the Company stated, “Biglari Holdings Inc. is a holding company engaged in a number of diverse business activities.” This description clearly and accurately portrays and communicates to existing and potential investors the nature of the Company. In the Company’s view, it engages in business activities that “differ from one another,” which is Merriam Webster’s definition of “diverse.” In its press releases the Company clarifies the description of the Company by putting it in context:  “Its most important operating subsidiaries are involved in investment management and the franchising/operating of restaurants.”

1 See, e.g., In re Tonopah Mining Co. of Nev., Investment Company Act Release, 26 S.E.C. 426 (July 21, 1947) (‘‘Tonopah Mining’’).

March 22, 2013

The Company believes that Biglari Holdings is not in the restaurant business per se; although it currently has significant interests in that industry, the Company is not committed to it.  Neither the Company’s history nor its structure stipulates reinvestment in the restaurant industry. Each time the Company exposes itself to a new industry, it does not believe it should be referencing itself by that industry. There have been similar companies over the decades whose public filings evidenced the same view, e.g. Berkshire Hathaway Inc. and Loews Corporation.  For instance, Loews Corporation describes itself as a “diversified holding company” (not an insurance company), yet judged exclusively by revenue, about two-thirds of it was derived from CNA Financial Corporation for the year ending December 31, 2012. Based on a simple, single metric, it would be described as an insurance company. We believe investors who have studied such holding companies do not view their business by their revenue. For instance, we do not view Loews as simply an insurance company even though it is highly involved in insurance; rather we view it as a holding company pursuing activities based on opportunity.  Consequently, viewing Biglari Holdings’ current operations in isolation does not adequately capture the full spectrum of its business model.  Biglari Holdings is not committed or beholden to any particular business or industry or, for that matter, to reinvestment in its restaurant operations.  As demonstrated by the statement referenced by the Staff in Comment 2 above, its strategy is “to reinvest cash generated from its operating subsidiaries into any investments with the objective of achieving high risk-adjusted returns.”  These investments can range from significant interests in the common stock of public companies to acquisitions of entire companies in unrelated business lines.  (However, the majority of Biglari Holdings’ assets would be deployed in majority-owned businesses.) Accordingly, Biglari Holdings believes that describing its business solely in terms of its current operations would be misleading to shareholders, given that Biglari Holdings’ business model specifically contemplates that its existing operations are subject to change, in a potentially significant manner, at any point in time.

Because excess cash from operating subsidiaries is channeled to Biglari Holdings for redeployment, the process ipso facto fosters diversification of the Company’s holdings.  For example, the Company has significant investments in diverse companies that include CCA Industries Inc., a manufacturer and distributer of health and beauty aid products on which Sardar Biglari, Chairman and Chief Executive Officer of the Company, and Philip L. Cooley, the Company’s Vice Chairman, serve as members of the board of directors, as well as Unico American Corporation, an insurance holding company.  Historically, the Company proposed to acquire 100% of the outstanding shares of Fremont Michigan InsuraCorp, Inc., a property and casualty insurance company, which would have significantly altered the Company’s business and revenues.  Accordingly, Biglari Holdings believes it is preferable to provide shareholders with a description of the Company that is long-standing rather than continually changing as its sources of revenues change.

March 22, 2013

Signatures, page II-2

4.	Please revise the second half of your signature block so that it signed by someone with the indicated capacity of principal financial officer.

The Company has revised the second half of its signature block so that it is signed by its Interim Chief Financial Officer, the Company’s principal financial officer.

Exhibit Index, page II-5

5.	Please confirm that you will file your legality opinion prior to effectiveness.

The Company confirms that it will file its legality opinion prior to effectiveness.

Form 10-K for Fiscal Year Ended September 26, 2012

General

6.
We note the statement on page 4 regarding your “intended international expansion.”  However, we also note on page 22 that you “have just begun to transact business in international markets.”  Please confirm that in future filings you will clarify the status of your international expansion plans including a description of what business you have already “begun to transact.”  Please confirm that you will disclose any known plans regarding how you will expand restaurants internationally such as through franchising, licensing, or direct ownership.  Please confirm that you will disclose the costs of the planned expansion and any applicable risks from that particular region.

The Company confirms that in future such filings it will include the required disclosure to the extent material.

March 22, 2013

Item 7.  Management’s Discussion and Analysis, page 12

Results of Operations, page 15

Fiscal Year 2012 Compared with Fiscal Year 2011, page 16

Cost and Expenses, page 16

7.
We note that cost of sales as a percentage of net sales increased due to “inflationary pressures on commodities.”  We note similar disclosure for fiscal year 2011 compared with fiscal year 2010.  Please confirm that in future filings you will describe the nature and effect of the increased commodity prices.  As applicable, please also confirm that you will explain how you have responded to or offset such commodity price increases.

The Company confirms that in future such filings it will include the required disclosure to the extent material.

8.
We note that franchise royalties and fees increased 12% during 2012 and that the number of franchised units increased by 3% during 2012.  Therefore, it does not appear you have fully explained the cause of the increase in franchise royalties and fees.  Similarly, in the comparison of 2011 and 2010 you state that franchise royalties and fees increased 45.5% during 2011 and that the number of franchised units increased by less than 2%.  You additionally disclose that the inclusion of Western for the full year 2011 increased franchise fees by $1,531,000 or 0.2%, but the actual contribution from the $1,531,000 appears to be 57% of the 45.5%.  Please revise future filings to explain and quantify the change in each year’s reported amount.

The Company confirms that in future such filings it will include the required disclosure to the extent material.

9.
When two or more factors are cited to which changes are attributable, please revise future filings to quantify each of these factors so that readers may understand the magnitude of each.  For example, in the comparison between 2012 and 2011 for general and administrative expenses you state that these costs increased due to an increase in legal and professional services, higher incentive compensation costs, and efforts to franchise the Steak n Shake concept without quantification of any of the factors.  Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

The Company confirms that in future such filings it will include the required disclosure to the extent material.

Item 8.  Financial Statements and Supplementary Data

Note 5.  Consolidated Affiliated Partnerships, page 38

10.
Please revise future filings to disclosure here and in note 4 to include totals of various tables and amounts that will allow information to be more easily reconciled to amounts presented in the financial statements.  For example, please provide a total of investment gains and losses in the second table on page 39, a reconciliation to the $25.3 million balance of investments held by consolidated affiliated partnerships ($12.1 million in cash plus $13.1 million fair value of investments), and a total of realized investment gains and losses in the last table on page 37.

The Company confirms that in future such filings it will include the required disclosure to the extent material.

March 22, 2013

11.
We note the adjustment to redeemable non-controlling interest to reflect maximum redemption value of $2.393 million during 2012.  Please tell us, and revise future filings to disclose, the cause of this adjustment.

The consolidated affiliated partnerships hold shares of the Company’s common stock as an investment.  The Financial Accounting Standards Board requires that the consolidated affiliated partnerships’ investment in the Company’s common stock should be accounted for as treasury stock attributable to the Company within the Company’s consolidated balance sheet. As such, the entire investment in the Company’s publicly traded stock held by the consolidated affiliated partnerships should be accounted for at cost, and there would be no adjustments for changes in the fair value of the Company’s stock in the consolidated financial statements.  Biglari Holdings believes this treatment is consistent with the requirements of FASB Statement 160 (“FAS 160”), Noncontrolling Interests in Consolidated Financial Statements, as an amendment to ARB 51 (“ARB 51”), Consolidated Financial Statements that was codified within ASC paragraph 810-10-45-5, which states:

Shares of the parent held by a subsidiary shall not be treated as outstanding shares in the consolidated statement of financial position and, therefore, shall be eliminated in the consolidated financial statements and reflected as treasury shares.

This accounting treatment is further supported by ASC paragraph 810-10-45-1, which states in part:

In the preparation of consolidated financial statements, intra-entity balances and transactions shall be eliminated. This includes intra-entity open account balances, security holdings, sales and purchases, interest, dividends, and so forth. As consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group. Accordingly, any intra-entity profit or loss on assets remaining within the consolidated group shall be eliminated…

The Company then applies the provisions of EITF D-98 for non-controlling interests in the form of common equity that may be redeemed at fair value at the option of the holder.  In accordance with this guidance, the Company records the noncontrolling interests' carrying amount at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., the carrying amount after initial consolidation) and (2) the redemption value.  Due to the difference in carrying value and redemption value driven by the elimination of unrealized gains or losses on the common stock of the Company held by the consolidated affiliated partnerships, this application often results in an adjustment to reflect the carrying amount of the redeemable non-controlling interest at redemption value.

March 22, 2013

The Company confirms that in future such filings it will include the required disclosure to the extent material.

Note 14.  Leased Assets and Lease Commitments, page 45

12.	Please tell us and revise future filings to provide a description of the nature of your obligations under non-cancelable finance obligations and how they differ from capital lease obligations.

During the early 2000s (and on a limited basis in subsequent years), the Company entered into certain sale leaseback and build-to-suit lease arrangements in which it was considered the owner during construction in accordance with ASC 840-40, Sale-Leaseback Transactions.  As a result of continuing involvement in the underlying leases (generally due to right of substitution or purchase option provisions in the leases), the Company was precluded from treating these transactions as sale leasebacks and instead accounted for the transactions as financings as required by ASC 840-40-25-11, which states:

A sale-leaseback transaction that does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback shall be accounted for by the deposit method or as a financing, whichever is appropriate under Subtopic 360-20.

The Company confirms that in future such filings it will include the required disclosure to the extent material.

Form 10-K/A for Fiscal Year Ended September 26, 2012

Compensation of Named Executive Officers, page 4

13.
We note your disclosure regarding your use of peer group market data in setting compensation for your named executive officers.  In future filings, please identify the companies to which you benchmark and the degree to which such companies are comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company does not benchmark against any other companies in determining the compensation of its named executive officers for each fiscal year.  The peer group referred to in this disclosure was reviewed on a one-time basis, in fiscal 2010, by the Governance, Nominating and Compensation Committee of the Company solely as one of the number of enumerated factors considered in executing the Incentive Agreement with Sardar Biglari, Chairman and Chief Executive Officer of the Company, and disclosed to shareholders in the Company’s proxy statement for a special meeting held on November 5, 2010, at which the Incentive Agreement was approved, for purposes of Section 162(m) of the Internal Revenue Code of 1986, to preserve the tax deductibility to the Company of the compensation payable thereunder.  The Incentive Agreement and the considerations relevant to the structure thereof have not changed since that time.  As the compensation payable under the Incentive Agreement is determined in accordance with the prescribed formula contained therein, and is not subject to the discretion of the Governance, Nominating and Compensation Committee, peer group considerations were relevant only to the initial design and approval of the Incentive Agreement and not to year-to-year calculations of the incentive compensation payable thereunder.

March 22, 2013

Economic Terms of Incentive Agreement, page 6

14.
We note your disclosure of changes in adjusted book value used in determining incentive compensation to Mr. Biglari.  Please tell us the adjusted book values at September 26, 2012 and September 28, 2011.  Please also provide us with a reconciliation of (a) the change in adjusted book value to the change in total shareholders’ equity for each of the last two fiscal years and (b) adjusted book value to total shareholders’ equity at September 26, 2012 and September 28, 2011.  To aid your investors in understanding the calculation of this incentive compensation and why changes in adjusted book value differ from changes in shareholders’ equity, please also include a form of reconciliation in your disclosure in future filings.

Exhibit A attached hereto contains the requested information.  The Company confirms that in future such filings it will include the required disclosure to the extent material.

Form 10-Q for Fiscal Quarter Ended December 19, 2012

Note 16.  Related Party Transactions, page 13

15.
We note your disclosure that on January 11, 2013, the company and Mr. Biglari entered into a trademark license agreement granting the company the use of the names Biglari and Biglari Holdings.  We also note you filed a copy of the agreement as exhibit 10.1 to the Form 8-K dated January 11, 2013.  Based on your disclosure and the exhibit, we understand the license is provided royalty-free for 20 years unless and until a triggering event occurs, after which Mr. Biglari is entitled to receive a royalty of 2.5 percent of revenues received by the company from products and services associated with the licensed names prior to or following the triggering event for a specified period of no less than five years.  In this regard, please provide us with a plain English description and explanation of paragraphs 3.01(e) and 3.01(f) of the agreement.  As part of your response, please also specifically clarify for us the following:

•
Whether the 2.5 percent royalty in the event of a triggering event is intended to apply to all revenues received by Biglari Holdings Inc. or to a subset of revenues earned from products and services specifically sold with or under the Biglari names;

March 22, 2013

•	Whether the term “revenue received” is intended to refer to revenues on a cash basis of accounting or to revenues earned on an accrual basis under US GAAP;

•
Whether the 2.5 percent royalty is intended to apply to revenues both prior to the date of the triggering event (i.e., retrospectively) and for the defined period after the triggering event, or only to the defined period after the date of the triggering event; and

•	What the term “no less than five years” means and how such period is determined.

Under the Trademark License Agreement, dated January 11, 2013 (the “Agreement”), between the Company and Sardar Biglari, Chairman and Chief Executive Officer of the Company, Mr. Biglari granted to the Company a worldwide exclusive license to use the Biglari and Biglari Holdings names in association with the provision of the following products and services:  investment services, franchising services, financial services, restaurant franchising (including business management assistance in the establishment and/or operating of restaurants), hospitality services, hotel management services, insurance services, restaurant services, retail and retail related services, real estate services and apparel.

As provided in the Agreement, following the occurrence of a Triggering Event (defined as a “change of control” of the Company, the termination of Mr. Biglari’s employment without “cause” or Mr. Biglari’s resignation for specified good reason events), Mr. Biglari is entitled to receive a 2.5% royalty on “Revenues” with respect to the “Royalty Period.”

The royalty payment to Mr. Biglari does not apply to all revenues received by Biglari Holdings and its subsidiaries simply because the name of the public corporation is “Biglari Holdings,” nor does it apply retrospectively (i.e., to revenues received with respect to the period prior to the Triggering Event).  Rather, it applies to revenues recorded by the Company on an accrual basis under GAAP, solely with respect to the defined period of time after the Triggering Event equal to the Royalty Period, from a covered product, service or business that (1) has used the Biglari Holdings or Biglari name at any time during the term of the Agreement, whether prior to or after a Triggering Event, or (2) the Company has specifically identified, prior to a Triggering Event, will use the name Biglari or Biglari Holdings.

“Revenues” means all revenues received, on an accrual basis under GAAP, by the Company, its subsidiaries and affiliates from the following:

•
All products and services covered by the Agreement bearing or associated with the names Biglari and Biglari Holdings at any time (whether prior to or after a Triggering Event).  This category would include, without limitation, the use of Biglari or Biglari Holdings in the public name of a business providing any covered product or service; and

March 22, 2013

•	All covered products, services and businesses that the Company has specifically identified, prior to a Triggering Event, will bear, use or be associated with the name Biglari or Biglari Holdings.

For example, if the Biglari name were to be associated with an existing brand of the Company or its subsidiaries, the revenues received from that brand would be subsumed within the definition of “Revenues,” and, following a Triggering Event, Mr. Biglari would be entitled to receive a royalty payment based upon the revenues received from that brand attributable to the Royalty Period.

The “Royalty Period” is a defined period of time, after the Triggering Event, calculated as follows:

•
If, following three months after a Triggering Event, the Company or any of its subsidiaries or affiliates continues to use the Biglari or Biglari Holdings name in connection with any covered product or service, or continues to use Biglari as part of its corporate or public company name, then the “Royalty Period” will equal (1) the period of time during which the Company or any of its subsidiaries or affiliates continues any such use, plus (2) a period of time after the Company, its subsidiaries and affiliates have ceased all uses of the names Biglari and Biglari Holdings equal to the length of the term of the Agreement prior to the Triggering Event, plus three years.  As an example, if a Triggering Event occurs five years after the date of the Agreement, and the Company ceases all uses of the Biglari Holdings and Biglari names two years after the Triggering Event, the Royalty Period will equal a total of ten years (the sum of two years after the Triggering Event during which the Biglari and Biglari Holdings names are being used, plus a period of time equal to the five years prior to the Triggering Event, plus three years); or

•
If the Company, its subsidiaries and affiliates cease all uses of the Biglari and Biglari Holdings names within three months after a Triggering Event, then the “Royalty Period” will equal the length of the term of the Agreement prior to the Triggering Event, plus three years.  As an example, if a Triggering Event occurs five years after the date of the Agreement, and the Company ceases all uses of the Biglari Holdings and Biglari names two months after the Triggering Event, the Royalty Period will equal a total of eight years (the sum of the period of time equal to the five years prior to the Triggering Event, plus three years).

Notwithstanding the above methods of determining the Royalty Period, the minimum Royalty Period is five years after a Triggering Event.

*     *     *     *     *

March 22, 2013

In connection with responding to the Staff’s comments, a certificate signed by the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

March 22, 2013

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-3 (the “Registration Statement”) filed by the undersigned on February 5, 2013, the undersigned acknowledges the following:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The undersigned may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE ON FOLLOWING PAGE]

March 22, 2013

Dated: March 22, 2013	BIGLARI HOLDINGS INC.

	By:	/s/ Bruce Lewis
Bruce Lewis Controller

EXHIBIT A

Biglari Holdings Inc.
Change in Shareholders' Equity and Adjusted Book Value
(amounts in thousands)

	Fiscal year ended September 26, 2012	Fiscal year ended September 28, 2011
Change in shareholders' equity	69,447	30,683
Accrued CEO incentive compensation	6,200	2,509
Change in exercise of stock options and other stock compensation transactions	(882)	239
Change in adjustment to redeemable noncontrolling interest	2,393	(673)

Change in adjusted book value	77,158	32,758

	September 26, 2012	September 28, 2011
Shareholders' Equity	349,125	279,678
Adjustment for treasury stock purchased by consolidated affiliated partnerships prior to Biglari Holdings Inc.'s acquisition of the general partners	30,809	30,809

Adjusted book value used to compute high water mark for incentive compensation	379,934	310,487